Exhibit 99.2

ASML divests technical glass division of Berliner Glas Group to Glas Trösch Group

Veldhoven, The Netherlands, April 30, 2021—ASML Holding NV (ASML) today announces the divestment of its subsidiary Berliner Glas Group’s technical glass division to Swiss family-owned company Glas Trösch Group. The transaction includes companies in Schwäbisch Hall and Syrgenstein that are specialized in the production of display glass and touch assemblies. Both companies will operate under the brand name EuropTec in the future. The Glas Trösch Group bundles the entire technical glass division under this brand.

“We are pleased that as a result of this acquisition, EuropTec is able to significantly expand its capacities and market position,” said Fabian Zwick, CEO of Glas Trösch. “The companies have interesting technologies and offer promising potential for the future.”

Andreas Nitze, CEO of the Berliner Glas Group, adds: “As a part of Glas Trösch, Berliner Glas Technical Glass can benefit even better from the growth opportunities that the market is currently offering. The companies have a lot in common – above all their expertise and passion for glass as a building material. These are the best prerequisites for a joint success story.”

The acquisition will not result in any changes for the business partners in terms of personnel and ongoing activities. The two acquired companies will continue to concentrate on their core activities in the display glass and touch assembly businesses.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 28,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Contact information

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